UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-32500

TRX Gold Corporation
(Translation of registrant's name into English)

277 Lakeshore Road East, Suite 403
Oakville, Ontario
Canada L6J 1H9
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

        On May 15, 2023, TRX Gold Corporation (the “Company”) issued a press release regarding Surface Drill Results which press release is attached hereto as Exhibit 99.1.

        The information set forth in this report on Form 6-K including the exhibit attached hereto is  incorporated by reference into the Company’s Registration Statement on Form F-3 as filed on April 27, 2021, and declared effective on May 14, 2021 (No. 333-255526).

Exhibits

The following exhibit is filed as part of this Form 6-K:

Exhibit	Description

99.1	Press Release -TRX Gold’s Near Surface Drill Results

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRX Gold Corporation
(Registrant)

Date: May 15, 2023	/s/ CHRISTINA LALLI
Christina Lalli
Vice President, Investor Relations